OBALON THERAPEUTICS, INC.

5421 Avenida Encinas, Suite F

Carlsbad, CA 94111

April 9, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Park

Re:	Obalon Therapeutics, Inc.
Registration Statement on Form S-4 (File No. 333-254841)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-254841) (as amended, the “Registration Statement”) of Obalon Therapeutics, Inc. (the “Company”), so that such Registration Statement will be declared effective as of 4:00 p.m. on April 13, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Daniel Rees at (714) 755-2244.

In connection with this request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Daniel Rees of Latham & Watkins LLP at (714) 755-2244.

Very truly yours,

OBALON THERAPEUTICS, INC.

By:	/s/ Andrew Rasdal
Name: Andrew Rasdal
Title: President and Chief Executive Officer

cc:          Daniel Rees, Latham & Watkins LLP